WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2014
(Expressed in Canadian dollars, unless otherwise indicated)

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014

The following management discussion and analysis of Western Copper and Gold Corporation (together with its subsidiaries, “Western” or the “Company”) is dated August 6, 2014, and provides an analysis of the Company’s results of operations for the three and six months ended June 30, 2014.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance. The information should be read in conjunction with Western’s condensed interim consolidated financial statements for the three and six months ended June 30, 2014 and Western’s audited consolidated financial statements for the year ended December 31, 2013 and the notes thereto. The Company’s accounting policies are described in note 3 of the audited consolidated financial statements for the year ended December 31, 2013. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Western is listed on the Toronto Stock Exchange (“TSX”) and the NYSE MKT under the symbol WRN. Additional information relating to the Company, including the Company’s Annual Information Form for the year ended December 31, 2013 (“AIF”), is filed with Canadian regulators on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) at www.sec.gov on Form 40-F.

The operations of the Company are speculative due to the high-risk nature of the mining industry. Western faces risks that are generally applicable to its industry and others that are specific to its operations. Certain key risks affecting the Company’s current and future operations are discussed in its AIF and Form 40-F. This list is not exhaustive. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. Such risk factors could materially affect the value of the Company’s assets, and future operating results of the Company and could cause actual results to differ materially from those described in the forward looking statements contained in this management discussion and analysis. Reference is made to the discussion of forward-looking statements at the end of this document.

DESCRIPTION OF BUSINESS

Western Copper and Gold Corporation and its wholly-owned subsidiary, Casino Mining Corp., are focused on advancing the Casino project (“Casino” or “Casino Project”) towards production. The Casino Project is located in Yukon, Canada and hosts one of the largest undeveloped copper-gold deposits in Canada. The Company completed a feasibility study on the Casino Project in January 2013 and completed the first step in the permitting process by submitting the Casino Project proposal (the “Project Proposal”) to the Yukon Environmental and Socio-economic Assessment Board (“YESAB”) in January 2014.

FINANCIAL POSITION

As at June 30, 2014, Western had $20.3 million in cash and short-term investments and $19.7 million in working capital. To date, the Company has not received any revenue from mining operations and is considered to be in the exploration stage. Although Western believes that its current working capital balance will be sufficient to complete the permitting and engineering of the Casino mine, it will continue to require additional funding for operations and development of the Casino Project. While it has been successful raising funds in the past, there can be no assurance that it will be able to do so in the future.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2014
(Expressed in Canadian dollars, unless otherwise indicated)

CASINO PROJECT

PERMITTING AND DEVELOPMENT

The Company’s permitting efforts over the past few years culminated with the submission of the Project Proposal to YESAB for assessment in January 2014. This assessment process involves several steps after the submission of the Project Proposal concluding with the issuance of a Decision Document by YESAB. Once a project receives the Decision Document, the next step is obtaining a Quartz Mining License (“QML”). The QML would allow the Company to begin construction of the mine. The final significant permit following the issue of the QML is the Yukon Water License.

The Company continues to work with regulatory authorities, First Nation, Territorial and Federal governments, and local communities to advance the Casino Project through the permitting phase and to ensure that the various stakeholder concerns are addressed.

The Casino Project is located primarily within Selkirk First Nation’s Traditional Territory. On March 12, 2014, Western and Selkirk First Nation announced that they have entered into an agreement relating to the Casino Project. The agreement commits the parties to work cooperatively to review, evaluate and discuss the Casino Project, provides for the establishment of a technical working group, and lays the foundation for establishing future agreements and protocols relating to the Project.

In May 2014, Casino Mining entered into a Settlement Agreement and Consultation Plan (the “Agreement”) with Little Salmon/Carmacks First Nation (“LSCFN”). The Agreement includes a consultation plan in which the parties will work cooperatively to review, evaluate and discuss the Casino Project, and any measures that either party might propose in order to reduce or eliminate any potential negative impacts, and to promote and capture the potential positive impacts of the Casino Project that could benefit LSCFN members.

As part of the Agreement, the review of the Casino Project has been placed on hold for up to six months to allow for additional consultation with LSCFN. Upon completion of the consultation program, LSCFN has agreed to withdraw its petition with the Yukon Supreme Court seeking a judicial review of YESAB’s decision that consultation with LSCFN was adequate.

During the consultation period, Western will continue to address information requests made through the YESAB process to date. The hold period could delay the project’s permitting timeline by up to six months.

The Company also continues to develop certain key engineering aspects of the project, particularly in regards to power supply, LNG supply chain, and project execution planning.

In May 2014, the Company signed a memorandum of understanding with Siemens Canada Ltd. (“Siemens”). Under the terms of this agreement, the two parties will work together to develop a concept for integrated electrical mining equipment from Siemens for the Casino Project, including the power plant and the mill drives.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2014
(Expressed in Canadian dollars, unless otherwise indicated)

PROJECT HIGHLIGHTS

On January 7, 2013, the Company released the results of the feasibility study on its Casino Project and subsequently filed the technical report titled “Casino Project, Form 43-101F1 Technical Report Feasibility Study, Yukon, Canada – Revision 1” dated January 25, 2013 (the “Feasibility Study”) on SEDAR on February 12, 2013. The Feasibility Study was prepared for the Company by Conrad Huss, P.E., Thomas Drielick, P.E., Jeff Austin, P.Eng., Gary Giroux, P.Eng., Scott Casselman, P.Geo., Graham Greenaway, P.Eng., Mike Hester, F Aus IMM and Jesse Duke, P.Geo., each a Qualified Person for the purposes of Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The following summary is qualified in its entirety by reference to the full text of the Feasibility Study, which is available under the Company’s profile on SEDAR.

The Feasibility Study establishes the Casino Project as a robust copper-gold project with positive economics at conservative commodity prices. Globally over the past few years, very few projects of the size of Casino have been engineered to a feasibility study level and maintained attractive economics.

Reserve

The Feasibility Study estimates a proven and probable mill ore reserve of 965 million tonnes and a proven and probable heap leach ore reserve of 157 million tonnes. Without taking into account mining and metallurgical recovery, the proven and probable reserve contains 4.5 billion pounds of copper, 8.9 million ounces of gold, 483 million pounds of molybdenum, and 65 million ounces of silver.

The proven and probable reserve is as follows:

Proven & Probable	Tonnes (millions)	Copper (%)	Gold (g/t)	Moly (%)	Silver (g/t)
Mill Ore Reserve
Proven Mineral Reserve	91.6	0.336	0.437	0.0275	2.23
Probable Mineral Reserve	873.6	0.190	0.219	0.0222	1.68
Total Proven & Probable (Mill)	965.2	0.204	0.240	0.0227	1.74
Heap Leach Reserve
Proven Mineral Reserve	31.8	0.051	0.480	n/a	2.79
Probable Mineral Reserve	125.7	0.032	0.244	n/a	2.06
Total Proven & Probable (Heap)	157.5	0.036	0.292	n/a	2.21

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2014
(Expressed in Canadian dollars, unless otherwise indicated)

Economics

The commodity prices used as the base case in the Feasibility Study (“Base Case”) show strong returns, including an after-tax net present value of $1.83 billion using an 8% discount rate, a 20.1% internal rate of return and a pay-back period of 3 years.

The Company has calculated how the Casino Project returns are affected by changes in commodity prices. Based on the analysis below, the Casino Project is expected to provide positive returns in a conservative commodity price environment. All projected economic results below are on an after-tax basis and assume that the project is completely financed using equity.

		Low[1]	Base Case	High[1]
Copper Price	US$/lb	2.75	3.00	4.00
Gold Price	US$/oz	1,100	1,400	1,600
Molybdenum Price	US$/lb	12	14	14
Silver Price	US$/oz	18	25	25
Exchange Rate	C$: 1 US$	0.95	0.95	0.95

Net Present Value	8%	980	1,830	3,000
Internal rate of Return	%	15.0	20.1	26.1
Payback period	Years	3.8	3.0	2.3

Net Cash Flow (Y1-Y4)	C$ M/year	560	682	870
Net Cash Flow (Life of Mine)	C$ M/year	300	400	540

Note 1	The above information is derived from adjusting the Feasibility Study financial model (Table 22-5) for the above noted commodity prices only.

Higher grade ore fed to the concentrator during the first four years of the concentrator operation, combined with a low strip ratio in these years, result in higher yearly cash flows during this period. These strong cash flows in the early years of the project contribute significantly to the project's financial performance and short pay-back period.

		Years 1-4	Life of Mine 22 years
Ore Grade[1]	Cu Eq %	0.70%	0.50%

Copper Production	(M lb/year)	245	171
Gold Production	(k oz/year)	399	266
Silver Production	(k oz/year)	1,777	1,425
Molybdenum Production	(M lb/year)	15.3	15.5

Strip ratio		0.49	0.59

Net Smelter Return[2]	($/t milled)	31.59	22.59
Operating	($/t milled)	8.52	8.52

Note 1

Copper Equivalent (“Cu Eq”) grade has been calculated using the following formula: Cu Eq % = (Cu %) + (Au g/t x 28.13/44.1) + (Mo % x 248.06/44.1) + (Ag g/t x 0.36/44.1) and the following commodity prices: US$2.00/lb copper, US$875.00/oz gold, US$11.25/oz silver, and US$11.25/lb molybdenum. The calculation assumes 100% metal recovery.

Note 2	Assumes Base Case commodity prices.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2014
(Expressed in Canadian dollars, unless otherwise indicated)

Operating Costs

The Company anticipates that the Casino Project will have a by-product cash cost of negative $0.81 per pound of copper produced owing to economies of scale from the large operations, the low strip ratio, and the significant amount of revenue from by-product credits. Should the Casino Project be able to meet these goals, the project will be an industry-leading project on a copper cash cost basis.

US$ per pound of copper[1]
Total Cash Operating Costs[2] By-product Revenue (from Gold, Silver, Molybdenum sales)	2.95 (3.76)
Total Cash Operating Costs (Credits), net of By-product Revenue	(0.81)

Note 1	The above information is derived from the Feasibility Study financial model (Table 22-5), using Base Case commodity prices.

Note 2	Total Cash Operating Costs include mine site operating costs, such as mining, processing, administration, treatment and refining charges, and transportation costs, but are exclusive of royalties, reclamation, capital and development costs, and taxes.

Capital Costs

Total initial capital investment in the project is estimated to be $2.46 billion, which represents the total direct and indirect cost for the complete development of the Casino Project, including associated infrastructure and power plant. Sustaining capital for the project is estimated at $362 million.

CAPITAL COST	$ millions
Mine Costs (Direct and Indirect) Infrastructure Contingency Owner's Costs	1,862 332 218 44
TOTAL CAPITAL COST	2,456

Casino is a large project that will require significant capital; however, estimated capital costs are in the lower half of comparable projects under development on a capital cost per pound of copper equivalent basis.

ROYALTIES AND PRODUCTION PAYMENTS

The Casino Project is subject to a 2.75% net smelter return royalty (the “NSR Royalty”) on the future sale of any metals and minerals derived from the Casino Project, other than the Casino B claims. Should Western maintain title to any Casino B claims after the period covered by the existing option agreement or reacquire the Casino B claims in any way, the 5% net profits royalty in favour of 8248567 Canada Limited on such claims will be suspended and the NSR Royalty will apply.

Western has the option to repurchase 0.75% of the NSR Royalty (resulting in a 2.00% remaining NSR Royalty) for US$59 million if the amount is paid on or before December 31, 2017.

As part of a separate agreement, Western is required to make a payment of $1 million upon making a production decision on the Casino Project.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2014
(Expressed in Canadian dollars, unless otherwise indicated)

SELECTED QUARTERLY FINANCIAL INFORMATION

The following quarterly information has been extracted from the Company’s unaudited condensed interim consolidated financial statements.

As at and for the quarter ended	30-Jun-14	31-Mar-14	31-Dec-13	30-Sep-13
	$	$	$	$
Loss and comprehensive loss	758,169	452,517	470,337	639,139
Loss per share – basic and diluted	0.01	-	0.01	0.01
Cash and short-term investments	20,274,820	21,439,870	23,207,467	26,520,786
Exploration and evaluation asset	29,038,352	27,639,939	27,034,538	25,078,886
Total assets	49,624,152	49,702,630	50,949,704	51,966,739

As at and for the quarter ended	30-Jun-13	31-Mar-13	31-Dec-12	30-Sep-12
	$	$	$	$
Loss and comprehensive loss	117,180	138,860	953,999	738,445
Loss per share – basic and diluted	-	-	0.01	0.01
Cash and short-term investments	29,831,659	32,488,827	33,517,542	3,441,580
Exploration and evaluation asset	21,939,518	18,973,282	17,706,346	47,528,131
Total assets	52,126,881	51,723,268	51,634,275	51,371,026

Items that resulted in significant differences in the quarterly figures presented above are explained in the following narrative.

Loss and comprehensive loss

The scale and nature of the Company’s corporate and administrative activity have remained relatively consistent over the periods presented above, but a number of items have led to significant fluctuations in quarterly losses. The most significant items include foreign exchange gains and losses related to the Company’s holding of US dollars and the timing and valuation of stock option grants.

Exploration and evaluation assets

Expenditures incurred by the Company relating to its mineral properties are capitalized. As a result, the carrying value of exploration and evaluation assets generally increases from period to period. As most field work relating to the Casino Project is performed from April to October due to weather considerations, the carrying value of exploration and evaluation assets typically sees larger increases during the second and third quarters of each year.

During the quarter ended December 31, 2012, Western received net proceeds of $31.4 million from the sale of the NSR Royalty on the Casino Project (the “Royalty Transaction”). This amount was recorded as a reduction to the carrying value of the Company’s exploration and evaluation assets.

Cash, cash equivalents, and short-term investments

For the most part, cash is used to fund ongoing operations that increase the carrying value of the Company’s exploration and evaluation assets. Unless there is a significant financing transaction, the amount of cash, cash equivalents and short-term investments on-hand generally decreases from one period to the next.

Cash increased substantially during the quarter ended December 31, 2012 as a result of the proceeds received from the Royalty Transaction.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2014
(Expressed in Canadian dollars, unless otherwise indicated)

RESULTS OF OPERATIONS

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
	$	$	$	$
CORPORATE EXPENSES
Filing and regulatory fees	30,172	39,954	148,396	148,446
Office and administration	55,516	49,701	110,561	115,684
Professional fees	51,864	64,472	83,931	90,769
Rent and utilities	55,607	46,150	111,303	78,113
Share-based payments	80,158	171,763	168,166	418,305
Shareholder communication and travel	142,800	123,064	294,012	308,646
Wages and benefits	232,643	224,051	465,645	474,771

LOSS BEFORE OTHER ITEMS	648,760	719,155	1,382,014	1,634,734

OTHER ITEMS
Foreign exchange loss (gain)	168,467	(537,535)	(54,857)	(1,289,816)
Interest income	(59,058)	(64,440)	(116,471)	(88,878)

LOSS AND COMPREHENSIVE LOSS	758,169	117,180	1,210,686	256,040

THREE MONTHS ENDED JUNE 30, 2014

Western incurred a loss of $758,000 ($0.01 per common share) for the three months ended June 30, 2014 compared to a loss of $117,000 ($nil per common share) over the same period in 2013. The scale and nature of the Company’s administrative activity have remained generally consistent throughout these periods, but a few items have led to significant differences in the comparative loss figures.

The Company held significant US dollar denominated cash and cash equivalent during the six months ended June 30, 2013 because the proceeds from the Royalty Transaction were denominated in US dollars. The US dollar appreciated greatly compared to the Canadian dollar during the first half of 2013. As a result, the Company recorded a foreign exchange gain of $538,000 during the three months ended June 30, 2013. This compares with a foreign exchange loss of $168,000 recorded during the same quarter in 2014 when the Canadian dollar strengthened versus the US dollar. These charges were largely outside the Company’s control but caused a year-over-year difference in quarterly loss figures of $708,000. Foreign exchange fluctuations have decreased in 2014, partly because of less volatile movements between the two currencies and partly because the Company has significantly reduced its US dollar holdings compared to June 30, 2013.

Share-based payments during the quarter ended June 30, 2014 were $92,000 less than those recorded during the same period in 2013 due to the high value assigned to stock options granted in July 2011 and the timing of the amortization of the value related to that grant. The stock options granted in July 2011 were fully amortized prior to 2014.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2014
(Expressed in Canadian dollars, unless otherwise indicated)

SIX MONTHS ENDED JUNE 30, 2014

The Company incurred a loss of $1.21 million ($0.01 per common share) for the six months ended June 30, 2014 compared to a loss of $256,000 ($nil per common share) during the first six months in 2013. The scale and nature of the Company’s administrative activity remained generally consistent throughout these periods. The difference in the comparative loss figures was largely driven by the same factors as those that drove the differences during the three months ended June 30, 2014, discussed above: fluctuations in the foreign exchange rate between the Canadian and US dollar and the valuation and amortization of the July 2011 stock option grant.

LIQUIDITY AND CAPITAL RESOURCES

For the six months ended June 30,	2014	2013
	$	$
CASH PROVIDED BY (USED IN)
Operating activities	(903,805)	(9,298)
Financing activities	244,750	9,350
Investing activities	5,866,942	(26,738,456)

CHANGE IN CASH AND EQUIVALENTS	5,207,887	(26,738,404)

Cash and cash equivalents – beginning	6,044,475	33,517,542

CASH AND CASH EQUIVALENTS	11,252,362	6,779,138

In addition to the $11.3 million in cash and cash equivalents, the Company held $9.0 million in short-term investments on June 30, 2014. Cash and short term investments totaled $20.3 million as at June 30, 2014 compared to $23.2 million as at December 31, 2013. The decrease is a result of the Company’s ongoing activities to advance the Casino Project.

Western’s current working capital is expected to be sufficient to fund the Company’s anticipated corporate expenses and development expenditures through the completion of permitting. The Company will have to raise significant additional capital in order to build the Casino Project.

Western is an exploration stage enterprise. As at the date of this report, the Company has not earned any production revenue. It depends heavily on its working capital balance and its ability to raise funds through capital markets to finance its operations.

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company’s ability to continue as a going concern is substantially dependent on its ability to raise funds necessary to acquire assets, perform exploration and development activities, and conduct its corporate affairs primarily through the issuance of its common shares. There is a risk that in the future the Company may not be able to raise the capital required to fund operations.

Operating activities

The significant components of operating activities are discussed in the Results of Operations section above.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2014
(Expressed in Canadian dollars, unless otherwise indicated)

Financing activities

During the three and six months ended June 30, 2014, the Company received $245,000 from the exercise of stock options. This compares with $9,000 received from stock option exercises during the three and six months ended June 30, 2013.

Investing activities

Investing activities include both mineral property expenditures and purchases and redemptions of short-term investments. Investments with an original maturity of greater than three months, even if they are cashable without penalty before that time, are considered short-term investments for accounting purposes. Purchases and redemptions of short-term investments are mainly driven by cash requirements and available interest rates.

During the six months ended June 30, 2014, Western redeemed $8.0 million, but spent just $2.1 million on exploration and evaluation expenditures. During the six months ended June 30, 2013, Western invested $23 million of the proceeds from the Royalty Transaction into short-term investments and expended $3.7 million on mineral property activities.

The majority of the mineral property expenditures in both periods relates to engineering and permitting work on the Casino Project. A summary of recent activities relating to the Casino Project is available under the Casino Project section at the beginning of this report.

OUTSTANDING SHARE DATA

As at the date of this report, the Company had 94,147,103 common shares outstanding. The Company also has 6,893,501 stock options outstanding with exercises prices ranging from $0.60 to $2.84.

CONTRACTUAL OBLIGATIONS

The Company leases office space in Vancouver, British Columbia. The future minimum lease payments by calendar year are approximately as follows:

Year	$
2014	111,000
2015	222,000
2016	112,000
Thereafter	-

TOTAL	445,000

The Company is required to use the proceeds received from the Royalty Transaction for furthering the development of the Casino Project and for general working capital purposes; provided that the general working capital purposes of Western do not include the acquisition and development of any mineral properties unrelated to the Casino Project.

The Company has no off-balance sheet arrangements, no capital lease agreements and no long term obligations other than those described above, and throughout this document, or in the description of exploration and evaluation assets contained in the notes to the consolidated financial statements.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2014
(Expressed in Canadian dollars, unless otherwise indicated)

RELATED PARTY TRANSACTIONS

Director and officer remuneration

The Company’s related parties also include its directors and officers. The remuneration of directors and officers during the periods presented was follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
	$	$	$	$

Salaries and director fees	219,399	211,300	430,180	416,641
Share-based payments	71,757	186,457	145,568	366,398

	291,156	397,757	575,748	783,039

Share-based payments represent the fair value of stock options previously granted to directors and officers that was recognized during the years presented above.

Other

From October 1, 2011 to March 31, 2013, administration, accounting and other office services were provided by Ravenwolf Resource Group Ltd. (“Ravenwolf”) on a cost-recovery basis. Ravenwolf was a private company owned equally by Western, NorthIsle Copper and Gold Inc. (“NorthIsle”), and Copper North Mining Corp. (“Copper North”). Effective April 1, 2013, NorthIsle and Copper North transferred their respective Ravenwolf shares to Western and, as a result, Ravenwolf became a wholly-owned subsidiary of Western. During the three months ended March 31, 2013, Ravenwolf charged the Company $372,684 for its services.

SIGNIFICANT ACCOUNTING ESTIMATES

Use of estimates

The preparation of financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Actual results could differ from those estimates. Significant accounts that require estimates as the basis for determining the stated amounts include share-based payments and income and mining taxes. Differences may be material.

Exploration and evaluation assets

The carrying amount of the Company’s exploration and evaluation assets represents costs net of write-downs and recoveries to date and does not necessarily reflect present or future values. Recovery of capitalized costs is dependent on successful development of economic mining operations or the disposition of the related mineral properties.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2014
(Expressed in Canadian dollars, unless otherwise indicated)

The Company’s asset are reviewed for indication of impairment at each balance sheet date. If indication of impairment exists, the asset’s recoverable amount is estimated. If the asset’s carrying amount exceeds its recoverable amount then an impairment loss is recognized in the statement of loss.

Environmental rehabilitation

Minimum standards for site reclamation have been established by various governmental agencies that affect certain operations of the Company. The determination of reclamation costs requires assumptions with respect to future expected costs and legislation in effect at that time. Changes in these assumptions could have a material effect on the amount required to be recognized as an environmental rehabiliation provision.

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for designing, establishing, and maintaining a system of disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company is made known to management, particularly during the period in which the annual filings are being prepared and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2013. As a result of the material weakness identified during the assessment of internal control over financial reporting, as described below, management has also concluded that its disclosure controls and procedures were not effective as at December 31, 2013.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for designing, establishing, and maintaining a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in Canada.

The Company designed its system of internal control based on the Internal Control-Integrated Framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 1992.

The Chief Executive Officer and the Chief Financial Officer assessed the design and the operating effectiveness of the Company’s internal control over financial reporting as of December 31, 2013.

Based on that assessment, management concluded that, as at December 31, 2013, the Company’s internal control over financial reporting was not effective due to the existence of a material weakness. A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process. The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. This weakness has the potential to result in material misstatements in the Company’s financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2014
(Expressed in Canadian dollars, unless otherwise indicated)

Management has concluded, and the audit committee has agreed that taking into account the present stage of Western’s development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the weakness at this time.

FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company has exposure to liquidity, credit, and currency risks from the use of financial instruments. Financial instruments consist of cash and cash equivalents, short-term investments, certain other assets, and accounts payable and accrued liabilities.

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due. The Company uses cash forecasts to help ensure that there is sufficient cash on hand to meet short-term business requirements. Cash is invested in highly liquid investments which are available to discharge obligations when they come due. The Company does not maintain a line of credit.

Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments. These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested. To limit its credit risk, the Company uses a restrictive investment policy. It deposits cash and cash equivalents in Canadian chartered banks and purchases short-term investments that are guaranteed by Canadian governments or by Canadian chartered banks. The carrying amount of financial assets recorded in the financial statements, net of any allowance for losses, represents Western’s maximum exposure to credit risk.

Currency risk

Currency risk is the risk that the Company will lose significant purchasing power to operate its business as a result of changes in currency rates. The Company typically raises funds in Canadian dollars. The majority of the Company’s expenditures are incurred in Canadian dollars. To limit its exposure to currency risk, the Company aims to maintain funds in the currency that matches that of the costs incurred. Historically, Western has not held significant amounts denominated in currencies other than the Canadian dollar.

The proceeds of the royalty transaction completed in December 2012 were denominated in US dollars. Although Western decreased its foreign currency balance throughout 2013, the Company still had approximately US$4 million in financial instruments at June 30, 2014. As at June 30, 2014, a 1% change in the exchange rate between the Canadian and US dollar would have resulted in an unrealized gain or loss of approximately $47,000 (December 31, 2013 - $58,000).

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2014
(Expressed in Canadian dollars, unless otherwise indicated)

FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in Western’s operations in future periods. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" as that term is defined in National Instrument 51-102 (“NI 51-102”) of the Canadian Securities Administrators (collectively, "forward-looking statements"). Certain forward looking information should also be considered future-oriented financial information (“FOFI”) as that term is defined in NI 51-102. The purpose of disclosing FOFI is to provide a general overview of management’s expectations regarding the anticipated results of operations and capital expenditures and readers are cautioned that FOFI may not be appropriate for other purposes. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements are set forth, among other places, under the heading “Casino Project” and elsewhere in the MD&A and may include, but are not limited to, statements regarding perceived merit of properties; mineral reserve and resource estimates; capital expenditures; feasibility study results (including projected economic returns, operating costs, and capital costs in connection with the Casino Project), exploration results at the Company’s property; budgets; work programs; permitting or other timelines, including the timing of the QML; strategic plans; market price of precious and base metals; or other statements that are not statement of fact. The material factors or assumptions used to develop forward-looking statements include prevailing and projected market prices and foreign exchange rates, exploitation and exploration estimates and results, continued availability of capital and financing, availability of equipment and personnel required for construction and operations, the Company not experiencing unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays, and general economic, market or business conditions and as more specifically disclosed throughout this document, and in the AIF and Form 40-F. Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; risks related to joint venture operations; changes in project parameters as plans continue to be refined; risks related to cooperation of government agencies and First Nations in the exploration and development of the property and the issuance of required permits; risks related to the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; accidents, labour disputes and other risks of the mining industry; and other risks and uncertainties disclosed in Western’s AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2014
(Expressed in Canadian dollars, unless otherwise indicated)

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES

The MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada as of the date of this MD&A, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The definitions of these terms differ from the definitions of such terms for purposes of the disclosure requirements of the SEC and contained in Industry Guide 7 of the SEC. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101 and required by NI 43-101 to be used for disclosure of mineral resources. These terms, however, are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations. In contrast, the SEC only permits U.S. companies to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained and incorporated by reference into this MD&A that describes the Company’s mineral deposits may not be comparable to similar information made public by issuers subject to the SEC’s reporting and disclosure requirements applicable to domestic United States issuers.